UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                            Workflow Management, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    98137N109
                                 (CUSIP Number)

                            Matthew G. Maloney, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street NW
                              Washington, DC 20037
                                 (202) 785-9700
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 29, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Partners, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jonathan J. Ledecky
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,325,495
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,325,495
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109


ITEM 1. SECURITY AND ISSUER:

            This Amendment No. 2 to Schedule 13D relates to the common stock, $0.001 par value per share (the "Shares"), of Workflow Management, Inc., a Delaware corporation ("Workflow"). The principal executive offices of Workflow are located at 240 Royal Palm Way, Palm Beach, Florida 33480. This Amendment No. 2 amends and supplements the Schedule 13D initially filed jointly by Pacific Coast Investment Partners LLC, Pacific Coast Investment Fund, L.P. and Jonathan
J. Ledecky (collectively, the "Reporting Persons") on March 24, 2004, and the amendment No.1 filed on March 26, 2004. The items of the Schedule 13D are further amended and supplemented as set forth below.

ITEM 4. PURPOSE OF TRANSACTION:

            In an Amendment No.1 to Schedule 13D filed on March 29, 2004, the Reporting Persons disclosed that they had identified LaSalle Business Credit to provide Workflow with $115 million in financing to replace the previously proposed Bank of America financing facilities in the identical amount (see Exhibit G to Amendment No. 1 to Schedule 13D).

            On March 29, 2004, the Reporting Persons were informed that LaSalle Business Credit was withdrawing its financing proposal as a result of a non-disclosure agreement that prohibits La Salle from participating in any refinancing of Workflow's existing credit facility. The Reporting Persons are currently investigating all facts involved in the withdrawal of the financing proposal by LaSalle Business Credit, and are evaluating the legal remedies and responses the Reporting Persons may have against any of the involved parties.

            The Reporting Persons have secured a new proposal from a new institutional lender (Ableco Finance LLC) to provide Workflow with a new senior revolving credit facility and term loan in the maximum combined amount of $175 million to replace the previously proposed LaSalle Business Credit financing facilities. The Ableco proposal letter is attached hereto as Exhibit J, which is incorporated herein by reference.

            As set forth more fully in the letter dated April 1, 2004 from PCI Partners to the Board of Directors of Workflow, a copy of which is attached hereto as Exhibit K and is incorporated herein by reference, the Reporting Persons informed the Board that they:

            o Secured a new institutional financing proposal in the amount of $175 million

            o Amended its proposal to arrange the purchase of $30 million of newly issued common at a price of $5.375 per share from the previously announced $4.87 per share

            o Provided support for Workflow's fair market value at no less than $6.58 per share

            o Demanded that the Board withdraw its support of the going-private transaction

            o Provided indications that Workflow's Canadian subsidiary on a stand-alone basis may well have a current fair market implied equity value of approximately $8.92 per Workflow share

            o Believes the Workflow Board breached its fiduciary obligations by refusing to consider and pursue its alternative financing transaction and supporting the higher bid from WF Holdings, Inc. announced on March 30th as it provides insufficient consideration to Workflow shareholders

CUSIP No. 98137N109


            o Reiterated its belief that Workflow can significantly grow revenues under the leadership of Pacific Coast's new proposed Directors and Chief Executive Officer

            The Reporting Persons pointed out to the Board that they have been able to obtain three different financing proposals for Workflow in less than one week and urged the Workflow Board to work with the Reporting Persons to timely refinance and recapitalize the company prior to the scheduled maturity date of its existing bank debt and to withdraw its support of the proposed Agreement and Plan of Merger dated as of January 30, 2004 by and among Workflow, WF Holdings, Inc. and WFM Acquisition Sub, Inc., as amended.

            The Reporting Persons continue to believe that Proposed Merger is not in the best interests of Workflow and its shareholders and intend to continue to oppose it. The Reporting Persons believe that a refinancing and recapitalization of Workflow is easily available and a better alternative to the proposed merger.

            The Reporting Persons filed a press release on April 1, 2004 to announce the new financing proposal and the other events listed above. A copy of the press release is attached hereto as Exhibit L and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit J -- Letter from Pacific Coast Investment Partners, LLC dated
                   April 1, 2004 to the Board of Directors of Workflow Management, Inc.

      Exhibit K -- Proposal Letter from Ableco Finance LLC dated March 31, 2004, offering a proposal to arrange a new revolving credit facility and a new term loan facility for Workflow Management, Inc.

      Exhibit L -- Press release dated April 1, 2004.

CUSIP No. 98137N109


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     PACIFIC COAST INVESTMENT PARTNERS, LLC

Dated: April 1, 2004
       San Diego, CA                 By: /s/ James M. Chadwick
                                         ---------------------------------------
                                         Name: James M. Chadwick
                                         Title: Managing Member


                                     PACIFIC COAST INVESTMENT FUND, L.P.
Dated: April 1, 2004
       San Diego, CA                 By: Pacific Coast Investment Partners, LLC,
                                         its general partner

                                     By: /s/ James M. Chadwick
                                         ---------------------------------------
                                         Name: James M. Chadwick
                                         Title: Managing Member

Dated: April 1, 2004
       Washington, DC                        /s/ Jonathan J. Ledecky
                                     -------------------------------------------
                                               Jonathan J. Ledecky